UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended May 31, 2020

KULA VENTURES LTD.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-11066

Nevada	85-4542873
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification number)

6350 W. Cheyenne Ave. Las Vegas NV 89108
(Address of Principal Executive Offices)

(877) 843-5852

(Registrant’s Telephone Number, Including Area Code)

$2,500,500 issued as of May 31, 2020 of 2-5 year, 8-10% unsecured promissory notes

(Title of each class of securities issued pursuant to Regulation A)

2

Item 1. Description of Business

Principal Place of Business

Our principal executive offices are located at 6350 W. Cheyenne Ave., Las Vegas, Nevada 89108. Our telephone number is (877) 843-5852. NPL Capital LLC, an entity owned and controlled by our VP of Operations, Tiger Mynarcik, has agreed to provide us with office space and equipment and basic administrative support services until such time as we are able to invest the proceeds of this offering and begin to generate revenue from our loan portfolio.

We do not have a written sublease or other contractual arrangement in place at this time for our use of the offices nor do we compensate NPL Capital for the use of our office space.

Company Overview

We are a commercial real estate lending company. Our business model is to acquire and service loans secured by commercial real estate although our management retains the discretion to engage in other business or lending activity. Our objective is to generate current income while remaining focused on capital preservation. We strive to maintain a healthy margin of safety on every investment we make. Our management has built a solid network of successful commercial real estate borrowers to ensure a steady flow of investments. Our borrowers are primarily private real estate developers focused on commercial and land developments or rehabilitation projects in the southwestern United States.

As of May 31, 2020, we have three loans receivable in our portfolio, with interest rates from 8.5% to 12% per annum. Occasionally, we may loan money to entities through common ownership, which is disclosed separately in the balance sheet as notes receivable – related parties, in Item 6 below, and at note 6 to our financial statements for the year ended May 31, 2020.

Business Model

We generate revenue in the form of interest income and fees from the loans we intend to purchase and manage using the net proceeds of this Offering. Our sole officer and director, Robert Rink, has built a full-service mortgage brokerage firm in Pinnacle Lending Group, Inc. (“PLG”), that we expect will generate a steady flow of qualifying secured loans for us to acquire and service. We will also consider purchasing loans from unrelated commercial mortgage brokers and bankers. We will earn net profits by earning interest income and fees in an amount in excess of the interest we must pay on the Notes and our anticipated overhead. We anticipate purchasing only newly originated loans from PLG or other sources and not any existing loans.

The margin of safety in the loans that we plan to purchase is the difference between the loan amount and the value of the underlying property. Should one or more of our borrowers default, we anticipate being able to foreclose on the property and sell it to recoup our investment, plus any past due interest. If the loan is sufficiently secured, i.e. the property value is high relative to the loan amount, then the investment should not lose money even if the borrower defaults on the loan. The secured loans we expect to acquire will have a loan-to-value ratio of 80% or better, although there may be circumstances where we exceed that ratio. To confirm that the loan-to-value of a loan falls within this range, and that a loan is otherwise an appropriate investment, we will require a qualified appraisal as part of our loan evaluation criteria.

Although our management retains broad discretion to vary from these guidelines, our ultimate goal is to acquire loans in the $5.0 to $7.5 million range in a number that will vary depending upon the net proceeds of this offering. We will seek loans with a duration of 24 to 36 months, that pay between 12% and 14%, where the proceeds are to be used by experienced real estate developers as construction financing on commercial real estate development or re-development projects. As of May 31, 2020, we do not have the capital necessary to initiate loans of that size.  We expect that our loans will generally not need to be funded entirely at acquisition but will be funded in stages as construction on the underlying development project progresses. We will require construction control and disbursement procedures, managed by us or by an independent third party. We will also generally require that the loans feature an interest reserve, to be held by us, to better insure our ability to collect interest by our borrowers.

3

We also plan to continue to limit the loans we purchase to those made to experienced real estate developers with established track records of successful projects. Our principals have a network of real estate professionals, including relationships with experienced developers with solid track records, and expect that their relationships will be able to generate sufficient quality lending opportunities to warrant deploying the net proceeds of this offering within our general criteria. Occasionally, we may loan money to entities through common ownership, which is disclosed separately in the balance sheet as notes receivable – related parties and at note 6 to our financial statements for the year ended May 31, 2020.

Sourcing Loans and Lending Criteria

While we will be open to purchasing loans from unrelated commercial mortgage brokers and bankers, we anticipate that we will acquire a majority of our loans from PLG with the net proceeds of this Offering, which is owned and controlled by our sole officer and director, Robert Rink. We expect to purchase loans for the full face amount of the loans shortly after origination. We further expect to be able to acquire loans that generally fit the following general criteria:

Loan Amount	$5.0 - $7.5 million
Rate	Anticipated 12% to 14%
Loan-to-Value	80% or better
Term	12 to 36 months
Construction Control	Generally will be required
Interest Reserve	Generally will be required
Additional Recourse	Limited personal guarantees from principals of borrowers, may include completion guaranty
Required Insurance	Title insurance, property and casualty
Collateral Type	First or second priority mortgage or deed of trust on subject property
Types of Loans	Commercial real estate development or re-development
Lending Area	Primarily southwestern United States

PLG originates loans secured by both residential and commercial real property. It’s underwriting processes and standards are not fixed, but rather vary by collateral type and other relevant factors on a transaction by transaction basis, including geographic location, borrower’s credit history and resources, borrower’s past performance with PLG loans (if any), and the borrower’s prior experience with the collateral type. Generally, PLG will require a loan-to-value ratio of not less than eighty percent (80%).

As of May 31, 2020, we have three loans.  We entered into a loan agreement on May 29, 2020, with a related party, Pleasant View Partners, LLC, in the amount of $350,000. This note is payable in monthly interest only payments commencing on July 1, 2020. The annual interest rate is 8.5%. The note is secured by a Deed of Trust on land located in Clark County, Nevada which is owned by Pleasant View Partners, LLC. The principal balance and interest thereon were due in full on September 12, 2020; however, on September 1, 2020, the note receivable was extended to May 1, 2021. As of May 31, 2020, the note receivable balance is $350,000 and we have $0 in accrued interest receivable. We earned $0 in related interest income during the year ended May 31, 2020 on this note.

We entered into a loan agreement on January 31, 2020, with a related party, Bullhead Care, LLC, in the amount of $550,000. This note is payable in monthly interest only payments commencing on March 1, 2020. The annual interest rate is 12%. The note is secured by a Deed of Trust on land located in Mohave County, Arizona which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on January 31, 2022. As of May 31, 2020, the note receivable balance is $550,000 and we have $0 in accrued interest receivable. We earned approximately $22,000 in related interest income during the year ended May 31, 2020 on this note.

The Company entered into a loan agreement on March 17, 2020, with a related party, Bullhead Care, LLC, in the amount of $500,000. This note is payable in monthly interest only payments commencing on May 1, 2020. The annual interest rate is 12%. The note is secured by a Deed of Trust on land located in Mohave County, Arizona which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on March 31, 2022. As of May 31, 2020, the note receivable balance is $550,000 and we have $0 in accrued interest receivable. We earned approximately $12,000 in related interest income during the year ended May 31, 2020 on this note.

4

Competition

Our primary competition has been, and we expect will continue to be, other private lenders that make loans secured by commercial real estate in the same markets in which we operate. These competitors will have longer operating histories and may have established relationships with the real estate developers and investors that will comprise our primary customer base. They may also have similar or better interest rates and contract terms than we will be offering. Our anticipated competitors include Ignite Funding Group, Mojave Capital and Capella Mortgage. Each is a large, established private lender to commercial real estate developers and investors that operates within our same geographic region.

Legal Proceedings

We are not currently a party to any legal proceedings. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

Our agent for service of process in Nevada is Clark Agency, LLC, 6910 S. Cimarron, Suite 240, Las Vegas, NV 89113.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 7 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of May 31, 2020.

We are a Nevada corporation incorporated on April 25, 2019. We were organized to seek out and purchase short term hard money loans secured by commercial real property from mortgage brokers and earn interest income in connection with those transactions.

Results of Operations for the years ended May 31, 2019 and May 31, 2020.

For the year ended May 31, 2020, the Company generated revenue in the amount of $34,329 from interest and fees on our loan portfolio compared to $0 for the year ended May 31, 2019. We incurred $155,934 in expenses during the year ended May 31, 2020 compared to $8,556 for the year ended May 31, 2019. Our expenses for the year ended May 31, 2020 consisted of interest expense of $49,110, professional fees of $87,864, advertising and marketing of $13,408 and $5,552 in other expenses. Comparative expenses for the year May 31, 2019 were professional expenses of $8,556, and $20 in other expenses. We therefore recorded a net loss of $121,605 for the year ended May 31, 2020 compared to a net loss of $8,556 for the year ended May 31, 2019.

Liquidity and Capital Resources

As of May 31, 2020, the Company has working capital of $1,410,339 as compared to working capital of $51,444 as of May 31, 2019. Our current assets for May 31, 2020 consisted of cash in the amount of $1,089,498, related party receivables of $1,380 and the current portion of notes receivable from related parties of $350,000 as compared to cash of $59,980 and prepaid expenses of $1,464 as of May 31, 2019. Our current liabilities at May 31, 2020 totaled $30,539 as compared to $10,000 as of May 31, 2019.

5

As of May 31, 2020, we sold and have outstanding $2,500,500 in unsecured promissory notes to our noteholders (the “Notes”), which mature at various dates from 2022 through 2025.

To date, our operations have been funded through operations as well as proceeds of our offering of Notes and stock purchases by our shareholders. The Company started operating activities in November 18, 2019, and has successfully generated revenue of $34,329 for the twelve months ended May 31, 2020.

Our ability to successfully execute our business plan is contingent upon our ability to loan money to qualified borrowers with interest rates in excess of the stated interest rates on our outstanding notes payable.  The Company believes it will maintain this during the next fiscal year, although there is no guarantee that will occur.

Item 3. Directors, Executive Officers, and Significant Employees

We are a Nevada corporation internally managed by our directors and appointed officers. We have two key executives, Robert Rink and Tiger Mynarcik. The names, ages, and respective positions of our key executives are set forth below:

Name	Age	Present Position	Term of Office(s)
Robert Rink	48	President, Treasurer, Secretary, Director	Inception-Present
Tiger Mynarcik	53	VP Operations	Inception-Present

Robert Rink

Mr. Rink, 48, has served as our sole officer and director since inception and in that capacity is generally responsible for all aspects of our operations. In addition, from 2010 through present, Mr. Rink has also been the President and owner of PLG a licensed Nevada mortgage lender. Mr. Rink co-founded PLG in 2006. Mr. Rink holds a bachelor’s degree in Business Marketing from the University of Nevada, Las Vegas, awarded in 1999.

Tiger Mynarcik

Mr. Mynarcik, 53, has served as our Vice President of Operations since inception and in that capacity will generally have primary responsibility for evaluating prospective loans for us to purchase and, once purchased, will administer and manage those loans.

Since approximately 1994, Mr. Mynarcik’s primary occupation has been as a self-employed licensed Nevada real estate broker and property manager through his firm Tradewinds Investments and as a Nevada and Arizona registered mortgage loan originator. As a property manager, Mr. Mynarcik manages approximately $200 million in income producing properties (residential, multi-family and commercial) in the Las Vegas area for third-party clients.  Mr. Mynarcik is also an experienced real estate developer, having developed multiple projects in the Las Vegas area during his career, including the Rancho Alexander Business Park, the Edward Homes Business Park, the Sunset Parkson Retail Center and the Mountain Vista Office Park.

Since April 2018, he has also worked for PLG on an intermittent, as-needed basis as a special projects manager, in which capacity he reports to Mr. Rink.  At PLG, Mr. Mynarcik is generally responsible for project financing, loan origination, processing and underwriting in connection with PLG’s non-residential lending business.

Term of Office

Our managers are appointed for an indefinite term of office until their resignation or removal from office in accordance with our operating agreement. Our officers are appointed by our managers and hold office until removed by our managers.

Family Relationships

There are no family relationships between or among the managers, executive officers or persons nominated or chosen by us to become managers or executive officers.

6

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former manager, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We currently do not compensate any of our key executives for services provided to us. We have agreed to compensate each of our key executives, Robert Rink and Tiger Mynarcik, at a rate of to be negotiated, commencing at such time as our managers determine that our cash flow can reasonably support those payments. We do not have a written compensation agreement with either Mr. Rink or Mr. Mynarcik.

Summary Compensation Table

The following table sets forth the compensation earned by our Executive Officers during the last two fiscal years:

Name and Principal Position	Year	Cash Compensation ($)	All Other Compensation ($)	Total ($)
Robert Rink,	2020	0	0	0
President, Treasurer, Secretary, Director	2019	0	0	0

Tiger Mynarcik,	2020	0	0	0
VP Operations	2019	0	0	0

Name and Principal Position	Year ($)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert Rink,	2020	0	0	0	0	0	0	0	0
President, Treasurer, Secretary Director	2019	0	0	0	0	0	0	0	0

Tiger Mynarcik,	2020	0	0	0	0	0	0	0	0
VP Operations	2019	0	0	0	0	0	0	0	0

Narrative Disclosure to the Summary Compensation Table

During the fiscal years ended May 31, 2020 and 2019, Mr. Rink and Mr. Mynarcik did not receive any compensation during either period from their service as our officers.

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Outstanding Equity Awards At Fiscal Year-end Table

The table below summarizes all unexercised options, equity awards that have not vested, and equity incentive plan awards for each named executive officer as of May 31, 2020:

	OPTION AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiry Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares Units or Other Rights That Have Not Vested (#)
Robert Rink	0	0	0	0	NA	0	0	0	0
Tiger Mynarcik	0	0	0	0	NA	0	0	0	0

Compensation of Managers Table

The table below summarizes all compensation paid to our managers during the year ended May 31, 2020:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total (s)
Robert Rink	0	0	0	0	0	0	0
Tiger Mynarcik	0	0	0	0	0	0	0

Securities Authorized for Issuance Under Equity Compensation Plans

To date, we have not adopted an equity option plan or other equity compensation plan and have not issued any membership interest units, options, or other securities as compensation.

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Item 4. Security Ownership of Management and Certain Security Holders

The following table sets forth, as of September 29, 2020 the beneficial ownership of our common stock by each executive officer and manager, by each person known by us to beneficially own more than 5% of our common stock and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 1,200,000 shares of common stock issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class %
Common Stock	RAR Limited [2] PO Box 231135 Las Vegas, NV 89105	600,000	-	33 1/3%
Common Stock	NPL Capital LLC [1] 6350 W Cheyenne Ave Las Vegas, NV 89108	600,000	-	33 1/3%
Common Stock	SB Equity Management LLC [3] 197 California St Ste 300 Las Vegas, NV 89104	600,000	-	33 1/3%
Total		1,800,000		100%

1 RAR Limited, a Nevada limited liability company, is owned and controlled by our sole officer and director, Robert Rink.

2 NPL Capital LLC, a Nevada limited liability company, is owned and controlled by our VP of Operations, Tiger Mynarcik.

3 SB Equity Management LLC, a Nevada limited liability company, is owned and controlled by Brock Metzka.

Item 5. Interest of Management and Others in Certain Transactions

Certain Relationships and Related Transactions

Capital Contributions

In October 2019, we sold a total of 600,000 shares of common stock to our existing stockholders at a per share price of $0.05, for a total purchase price of $30,000; 200,000 shares to RAR Limited, 200,000 shares to NPL Capital LLC, and 200,000 to SB Equity Management LLC.  The $0.05 per share paid in October 2019 is the same price per share each of those shareholders paid for their initial stock purchases of 400,000 shares each in May of 2019.

Related Party Receivables

Related party receivables consist of legal fees paid in error by the Company on behalf of Kona Coast LLC in the amount of $1,380. The stockholders of the Company own a majority membership interest of Kona Coast LLC.

Notes Receivable

The Company holds a short-term note receivable from Pleasant View Partners, LLC. The Company and Pleasant View Partners, LLC have a common owner. SB Equity Management, LLC, which is owned and controlled by Brock Metzka, owns 33 1/3% of the common stock of Kula Ventures, LLC.  Bromet Holdings, LLC, which is owned and controlled by Brock Metzka, owns 29% membership interest of Pleasant View Partners, LLC.

9

The Company holds multiple long-term notes receivable from Bullhead Care, LLC. The stockholders of the Company own a majority membership interest of Bullhead Care, LLC, as well as act as managers of the limited liability company. The Company executed a note modification agreement on July 8, 2020 with Bullhead Care, LLC. This modification combined previous notes receivable and increased the aggregate total of the receivables to $1,400,000. The modified note has monthly interest only payments in the amount of $14,000 or more commencing on August 1, 2020. The annual interest rate is 12%. The note is secured by a Deed of Trust on land located in Mohave County, Arizona, which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on July 31, 2021.

The Company executed a note modification agreement on August 10, 2020 with Bullhead Care, LLC. This modification combined previous notes receivable and increased the aggregate total of the receivables to $1,750,000. The modified note has monthly interest only payments in the amount of $17,500 or more commencing on September 1, 2020. The annual interest rate is 12%. The note is secured by a Deed of Trust on land located in Mohave County, Arizona, which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on August 31, 2021.

The Company executed a note modification agreement on September 10, 2020 with Bullhead Care, LLC. This modification combined previous notes receivable and increased the aggregate total of the receivables to $2,450,000. The modified note is payable in monthly interest only payments in the amount of $24,500 or more commencing on October 1, 2020. The annual interest rate is 12%. The borrower agrees to prepay interest through March 31, 2021 in the amount of $147,000 at funding. The note is secured by a Deed of Trust on land located in Mohave County, Arizona, which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on September 30, 2021.

Pinnacle Lending Group, Inc. (“PLG”)

Our sole officer and director, Robert Rink, has built and is the owner of PLG, a full-service mortgage brokerage firm, that has been and we expect will continue to be the primary source for the loans the Company intends to acquire and service.

During the year ended May 31, 2020, the Company purchased a total of one loan from PLG with a cumulative principal amount of $350,000. The average interest rate for this loan is 8.5% per annum, plus an average of 3% in origination and other fees. The average loan to value ratio at origination for this loan was approximately 5%. PLG earned $10,500 from the origination, underwriting and processing fees of these loans.

NPL Capital LLC

NPL Capital LLC (“NPL”), a stockholder of the Company and an entity owned and controlled by the Company’s VP of Operations, Tiger Mynarcik, provides the Company with office space to be used as the Company’s principal executive offices. The Company does not have a written sublease or other contractual arrangement in place at this time for the use of the offices, nor does the Company compensate NPL for the use of the Company’s office space.

Item 6. Other information

During the period from June 2020 through September 2020, the Company sold additional Notes in the aggregate principal face value amount of $387,750 which bear interest at a rate of 8% to 10% per annum, depending on the terms of the Notes.

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Item 7. Financial Statements

KULA VENTURES LTD.

FINANCIAL STATEMENTS

May 31, 2020 and 2019

11

Independent Auditor’s Report

Board of Directors and Stockholders

Kula Ventures LTD.

We have audited the accompanying financial statements of Kula Ventures LTD., which comprise the balance sheets as of May 31, 2020 and 2019, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the year ended May 31, 2020 and the period from April 25, 2019 (Inception) through May 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kula Ventures LTD. as of May 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended May 31, 2020 and the period from April 25, 2019 (Inception) through May 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the entity has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Irvine, California

September 29, 2020

F-1

KULA VENTURES LTD.

BALANCE SHEETS

	May 31, 2020	May 31, 2019
ASSETS

CURRENT ASSETS:
Cash	$1,089,498	$59,980
Related party receivables	1,380	-
Prepaid expenses	-	1,464
Current portion of notes receivable - related parties	350,000	-

TOTAL CURRENT ASSETS	1,440,878	61,444

Notes receivable - related parties, net of current portion	1,050,000	-

TOTAL ASSETS	2,490,878	61,444

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accrued interest payable	$12,868	$-
Deferred interest income	17,671	-
Notes payable - related parties	-	10,000

TOTAL CURRENT LIABILITIES	30,539	10,000

Notes payable	2,500,500	-

TOTAL LIABILITIES	2,531,039	10,000

STOCKHOLDERS' EQUITY (DEFICIT):
Common stock, $0.001 par value, 10,000,000 shares
authorized, 1,800,000 and 1,200,000 shares issued and
outstanding as of May 31, 2020 and 2019, respectively	1,800	1,200
Additional paid-in capital	88,200	58,800
Accumulated deficit	(130,161)	(8,556)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(40,161)	51,444

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)	$2,490,878	$61,444

F-2

KULA VENTURES LTD.

STATEMENTS OF OPERATIONS

		For the Period from
	For the Year Ended	Inception through
	May 31, 2020	May 31, 2019
INCOME:
Interest income on notes receivable	$34,329	$-

TOTAL INCOME	34,329	-

OPERATING EXPENSES:
Interest expense	49,110	-
Advertising & marketing	13,408	-
Bank charges	1,300	20
Legal & professional fees	87,864	8,536
Office expenses	3,352	-
Taxes & licenses	900	-

TOTAL OPERATING EXPENSES	155,934	8,556

NET INCOME (LOSS)	$(121,605)	$(8,556)

F-3

KULA VENTURES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the Year Ended May 31, 2020 and the

Period from April 25, 2019 (Inception) through May 31, 2019

	Shares	Common	Additional	Accumulated	Stockholders'
	Issued	Stock	Paid-in Capital	Deficit	Equity (Deficit)

Balance - Inception	-	$-	$-	$-	$-

Shares issued to founders for cash	1,200,000	1,200	58,800	-	60,000

Net loss	-	-	-	(8,556)	(8,556)

Balance - May 31, 2019	1,200,000	1,200	58,800	(8,556)	51,444

Shares issued to founders for cash	600,000	600	29,400	-	30,000

Net loss	-	-	-	(121,605)	(121,605)

Balance - May 31, 2020	1,800,000	$1,800	$88,200	$(130,161)	$(40,161)

F-4

KULA VENTURES LTD.

STATEMENTS OF CASH FLOWS

		For the Period from
	For the Year Ended	Inception through
	May 31, 2020	May 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(121,605)	$(8,556)
Adjustments to reconcile net loss to net cash flows
used in operating activities:
Changes in operating assets and liabilities:
Related party receivables	(1,380)	-
Prepaid expenses	1,464	(1,464)
Accrued interest payable	12,868	-
Deferred interest income	17,671	-

NET CASH FLOWS USED IN
OPERATING ACTIVITIES	(90,982)	(10,020)

CASH FLOWS FROM INVESTING ACTIVITIES
Issuance of notes receivable - related parties	(1,400,000)	-

NET CASH FLOWS PROVIDED BY
INVESTING ACTIVITIES	(1,400,000)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	2,500,500	-
Proceeds from notes payable - related parties	-	10,000
Repayments of notes payable - related parties	(10,000)	-
Proceeds from issuance of common stock	30,000	60,000

NET CASH FLOWS PROVIDED BY
FINANCING ACTIVITIES	2,520,500	70,000

NET CHANGE IN CASH	1,029,518	59,980

CASH, beginning of period	59,980	-

CASH, end of period	$1,089,498	$59,980

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$36,242	$-
Income taxes	$-	$-

F-5

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Nature of Business

Kula Ventures Ltd. (the “Company”) was organized as a domestic corporation under the laws of the State of Nevada on April 25, 2019 (“Inception”). The Company was organized to seek out and purchase short-term hard money loans secured by commercial real property from mortgage brokers and earn interest income in connection with those transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) codification. Under the accrual basis of accounting, revenues and assets are recognized when they become measurable and available, and expenditures and liabilities are recorded at the time they are incurred. All amounts are presented in U.S. dollars, unless otherwise noted.

Going Concern

The Company’s financial statements are prepared using U.S. GAAP applicable to a going concern, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not yet established a stable ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. For the year ended May 31, 2020, the Company had a net loss of $121,605 and net cash used in operations of $90,982. As of May 31, 2020, the Company has a total stockholders’ deficit of $40,161. These factors, and the Company’s lack of operational history, raise substantial doubt as to its ability to continue as a going concern within one year after the date that the financial statements are issued.

Moreover, on January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency in response to a new strain of a coronavirus that spread globally beyond its point of origin (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the global situation and its effects on the Company’s industry, financial condition, liquidity, and operations.

The continuation of the Company as a going concern is dependent upon the continued financial support from its stockholders, the Company’s ability to further implement its business plan and generate a reliable source of revenues, and the attainment of a profitable level of operations. The Company needs to continue raising monies from investors and loaning these monies to qualified borrowers with real estate secured assets to attain profitable operations from borrower interest on loaned funds. During the year ended May 31, 2020, the Company has been in the formation stage. Even though the Company believes in the viability of its strategy to improve operations and in its ability to raise additional funds, no assurance can be given regarding the Company’s ability to secure such additional funding, or that the additional sources of financing will be available in the future on favorable terms.

F-6

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Going Concern, continued

The accompanying financial statements are accounted for as if the Company is a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include, but are not limited to, the collectability of interest and notes receivable and the recognition of certain accruals. Actual results could differ from those estimates. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may differ significantly from these estimates and assumptions.

Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. The Company bases fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When observable market prices and data are not readily available, significant management judgment is often necessary to estimate fair value. In those cases, different assumptions could result in significant changes in valuation and may not be realized in actual sale. Additionally, inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates, and expected cash flows could significantly affect the results of current or future values.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Notes receivable: The fair value of the Company's real estate loans approximates the carrying value of the notes receivable due to the short maturity of these instruments and since the interest rate charged by the Company approximates market rates. Notes receivable are classified as a Level 3 financial asset.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. They typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

F-7

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Cash and Cash Equivalents

Cash includes cash on hand and with banks. For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The Company did not have cash equivalents as of May 31, 2020 and 2019.

Notes Receivable and Allowance for Loan Losses

Notes receivable consist of short-term hard money loans secured by commercial real property. Notes receivable are carried on the balance sheets at amortized cost, which is the amount at which a financing receivable or investment is originated or acquired, adjusted for any write-offs, allowance for loan losses, deferred fees or costs, and any unamortized premiums or discounts. Any difference between the carrying amount of a loan measured at amortized costs and its outstanding principal balance is recognized as an adjustment to the yield using the interest method.

The allowance for loan losses is based on management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio. The level of receivables at the statement of financial position date is reviewed and adjustments to the allowance for loan losses are made if management determines increases or decreases in the level of receivables warrants an adjustment.

Management does not disaggregate the Company’s loan portfolio by loan class when evaluating loan performance. The total portfolio is evaluated for credit losses based on contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in the following delinquency categories based on the number of days past due.

F-8

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Allowance for Loan Losses, continued

When three installments are past due, it classifies the account as being 60-89 days past due; when four or more installments are past due, it classifies the account as being 90 days or more past due. When a loan becomes five installments past due, it is charged off unless management directs that it be retained as an active loan. In making this charge off evaluation, management considers factors such as pending insurance, bankruptcy status and/or other indicators of collectability. In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 90 days or more past due based on its original terms, it is placed in non-accrual status. At this time, the accrual of any additional finance charges is discontinued. Finance charges are then only recognized to the extent there is a loan payment received or until the account qualifies for return to accrual status. Non-accrual loans return to accrual status when the loan becomes less than 60 days past due.

During the year ended May 31, 2020 and the period from Inception through May 31, 2019, no loans were impaired. As of May 31, 2020 and 2019, no loans were in default, nor on non-accrual status, nor past due 90 days or more and still accruing interest. As of May 31, 2020 and 2019, the allowance for loan losses totals $0 for both years.

F-9

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers. Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company earns interest income from notes receivable or when the Company acquires, manages, administrates, protects, conserves, and sells or otherwise disposes of secured promissory notes. Interest income is recorded as earned and through the application of the interest method.

Advertising and Marketing Costs

Advertising and marketing costs are expensed when incurred.

During the year ended May 31, 2020, advertising and marketing related expenses were $13,408.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge.

Outstanding Litigation

The Company may become subject to legal actions and other claims that arise in the ordinary course of business. These legal proceedings and claims, even if not meritorious, could result in the expenditure of financial and management resources. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is judgement required in both the probability determination and as to whether an exposure can be reasonably estimated. The Company believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on the Company’s financial position, results of operations or cash flows. Any legal costs resulting from claims or legal actions are expensed as incurred.

The Company is not currently a party to any legal proceedings. The Company is not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

F-10

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-03, Financial Instruments – Credit Losses (Topic 326). The ASU replaces the existing measurement of the allowance for credit losses that is based on management’s best estimate of probable credit losses inherent in the entity’s lending activities with management’s best estimate of lifetime expected credit losses inherent in the entity’s financial assets that are recognized at amortized cost. The ASU will also expand credit quality disclosures. While the ASU changes the measurement of the allowance for credit losses, it does not change the entity’s credit risk of its lending portfolios. For public business entities, excluding entities eligible to be smaller reporting companies as defined by the U.S. Securities and Exchange Commission, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application of the amendments is permitted. The Company is currently evaluating the impact of the provisions of ASU 2016-03 on the presentation of its financial statements, and the effect on future financial statement disclosure is not known at this time. The impact of this ASU could be an increase in the Company’s allowance for credit losses at the date of adoption which would have a resulting negative adjustment to retained earnings. The ultimate impact will be dependent on the characteristics of the Company’s portfolio at adoption date as well as the macroeconomic conditions and forecasts as of that date.

NOTE 3 – CONCENTRATIONS

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and notes receivable.

F-11

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 3 – CONCENTRATIONS, continued

The Company places its cash and cash equivalents with high credit-quality and federal-insured financial institutions. From time to time, the Company may maintain bank balances in checking and/or interest-bearing accounts in excess of the $250,000 currently insured by the Federal Deposit Insurance Corporation (“FDIC”).The Company did not experience and does not anticipate any losses with respect to its cash balances. Management believes the Company is not exposed to any significant credit risk with respect to its cash balances and will consider diversification of funds for accounts above $250,000. Bank balances over $250,000 are short-term as funds are loaned out to borrowers on a regular basis.

The Company evaluates the credit standing and economic performance of its borrowers for the purpose of minimizing risks that may arise from the concentration of credit risks. The Company generally requires a first or second priority mortgage or deed of trust on subject property. Any adverse financial and economic effects to the Company’s borrowers may bring about serious ripple effects upon the financial condition of the Company. The commercial real estate that the Company requires as security against the risk that a borrower may default on its obligations to the Company may not bring sufficient proceeds upon liquidation to fully compensate the Company for losses on a defaulted loan. During the year ended May 31, 2020, interest earned from one note receivable borrower, with outstanding principal balances totaling $1,050,000 as of May 31, 2020, comprised 100% of total interest income. Interest receivable from these notes receivable at May 31, 2020 approximates $0.

NOTE 4 – NOTES RECEIVABLE

The Company loans money to borrowers based on credit worthiness and the underlying real estate collateral. The interest rates on the notes receivable range from 8.5% to 12% per annum. Occasionally, the Company may loan money to entities through common ownership, which is disclosed separately in the balance sheet as notes receivable – related parties.

The Company entered into a loan agreement on May 29, 2020, with Pleasant View Partners, LLC (a related party, see Note 6), in the amount of $350,000. This note is payable in monthly interest only payments commencing on July 1, 2020. The annual interest rate is 8.5%. The note is secured by a Deed of Trust on land located in Clark County, Nevada which is owned by Pleasant View Partners, LLC. The principal balance and interest thereon were due in full on September 12, 2020; however, on September 1, 2020, the note receivable was extended to May 1, 2021. As of May 31, 2020, the note receivable balance is $350,000. The Company earned $0 in related interest income during the year ended May 31, 2020.

The Company entered into a loan agreement on January 31, 2020, with Bullhead Care, LLC (a related party, see Note 6), in the amount of $550,000. This note is payable in monthly interest only payments commencing on March 1, 2020. The annual interest rate is 12%. The note is secured by a Deed of Trust on land located in Mohave County, Arizona which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on January 31, 2022. As of May 31, 2020, the note receivable balance is $550,000 and the Company has $0 in accrued interest receivable. The Company earned approximately $22,000 in related interest income during the year ended May 31, 2020.

The Company entered into a loan agreement on March 17, 2020, with Bullhead Care, LLC (a related party, see Note 6), in the amount of $500,000. This note is payable in monthly interest only payments commencing on May 1, 2020. The annual interest rate is 12%. The note is secured by a Deed of Trust on land located in Mohave County, Arizona which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on March 31, 2022. As of May 31, 2020, the note receivable balance is $550,000 and the Company has $0 in accrued interest receivable. The Company earned approximately $12,000 in related interest income during the year ended May 31, 2020.

F-12

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 5 – NOTES PAYABLE

During the year ended May 31, 2020, the Company entered into multiple Promissory Note Purchase Agreements (“Notes”) in the aggregate principal face value amount of $2,500,500. The Notes bear interest at a rate of 8% to 10% per annum, depending on the terms of the Notes. These Notes have monthly interest only payments, with payment of principal and unpaid interest due upon maturity of the Notes.

As of May 31, 2020, the Company has $2,500,500 outstanding in Notes due to approximately 110 investors with the loan amounts ranging from $5,000 to $80,000, with some investors aggregating smaller investments to accumulate the $10,000 minimum investment threshold. The Notes have maturity dates of two to five years from issuance. During the year ended May 31, 2020, the Company incurred approximately $49,000 of interest expense from the Notes.

Minimum future principal payments on the Notes are due as follows:

For the years ending May 31,
2021	$-
2022	267,000
2023	529,000
2024	91,000
2025	1,456,500
Thereafter	157,000

$2,500,500

NOTE 6 – RELATED PARTY TRANSACTIONS

Related Party Receivables

Related party receivables consist of legal fees paid in error by the Company on behalf of Kona Coast LLC in the amount of $1,380. The stockholders of the Company own a majority membership interest of Kona Coast LLC.

Notes Receivable

The Company holds a short-term note receivable from Pleasant View Partners, LLC. The Company and Pleasant View Partners, LLC have a common owner. SB Equity Management, LLC, which is owned and controlled by Brock Metzka, owns 33 1/3% of the common stock of Kula Ventures, LLC.  Bromet Holdings, LLC, which is owned and controlled by Brock Metzka, owns 29% membership interest of Pleasant View Partners, LLC.

The Company holds multiple long-term notes receivable from Bullhead Care, LLC. The stockholders of the Company own a majority membership interest of Bullhead Care, LLC, as well as act as managers of the limited liability company.

F-13

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 6 – RELATED PARTY TRANSACTIONS, CONTINUED

Notes Payable

On April 16, 2019, the Company borrowed $10,000 from RAR Limited, a stockholder of the Company and an entity owned and controlled by the Company’s sole officer and director, Robert Rink, as a pre-incorporation loan, due on demand and non-interest bearing, to fund the Company’s formation and the initial setup and start-up expenses of the Company. The working capital loan was repaid in July 2019 with proceeds from the sale of common stock to the founding shareholders.

Pinnacle Lending Group, Inc.

Our sole officer and director, Robert Rink, has built and is the owner of a full-service mortgage brokerage firm, Pinnacle Lending Group, Inc. (“PLG”), that the Company expects will be the primary source for the loans the Company intends to acquire and service. The Company anticipates purchasing only newly originated loans from PLG or other sources and not any existing loans. PLG originates loans secured by both residential and commercial real property. PLG’s underwriting processes and standards are not fixed, but rather vary by collateral type and other relevant factors on a transaction by transaction basis, including geographic location, borrower’s credit history and resources, borrower’s past performance with PLG loans (if any), and the borrower’s prior experience with the collateral type. Generally, PLG will require a loan-to-value ratio of not less than eighty percent (80%).

During the year ended May 31, 2020, the Company purchased a total of one loan from PLG with a principal amount of $350,000. The interest rate for this loan is 8.5% per annum, plus an average of 3% in origination and other fees. The loan to value ratio at origination for this loan was approximately 5%. PLG earned $10,500 from the origination, underwriting and processing fees of these loans.

NPL Capital LLC

NPL Capital LLC (“NPL”), a stockholder of the Company and an entity owned and controlled by the Company’s VP of Operations, Tiger Mynarcik, provides the Company with office space to be used as the Company’s principal executive offices. The Company does not have a written sublease or other contractual arrangement in place at this time for the use of the offices, nor does the Company compensate NPL for the use of the Company’s office space.

Employment Agreements

The Company has not entered into employment agreements and does not compensate its employees. The Company has estimated the fair value of the services rendered by its managers to be $2,000 per month. Accordingly, if the Company paid its managers, operating expenses for the year ended May 31, 2020 and the period from Inception through May 31, 2019 would have increased by approximately $24,000 and $2,000, respectively. The Company’s managers have agreed to forgive any such payments until the Company’s operations can support them.

F-14

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 7 – STOCKHOLDERS’ EQUITY

The common units issued and outstanding are voting common units. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation. During the year ended May 31, 2020 and the period from Inception through May 31, 2019, no dividends were declared, nor paid.

In October 2019, the Company sold a total of 600,000 shares of common stock to its stockholders at a per share price of $0.05, for a total purchase price of $30,000; 200,000 shares to RAR Limited, 200,000 shares to NPL, and 200,000 to SB Equity Management LLC.

NOTE 8 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events for recognition and disclosure through September 29, 2020, which is the date the financial statements were available to be issued, and has determined that there are no other material subsequent events that require recognition or disclosure in the accompanying financial statements with the exception of those matters discussed below and in the accompanying notes.

During the period from June 2020 through September 2020, the Company entered into additional Promissory Note Purchase Agreements (“Notes”) in the aggregate principal face value amount of $387,750. The Notes bear interest at a rate of 8% to 10% per annum, depending on the terms of the Notes. These Notes have monthly interest only payments, with payment of principal and unpaid interest due upon maturity of the Notes.

The Company executed a note modification agreement on July 8, 2020 with Bullhead Care, LLC (a related party, see Note 6). This modification combined previous notes receivable and increased the aggregate total of the receivables to $1,400,000. The modified note has monthly interest only payments in the amount of $14,000 or more commencing on August 1, 2020. The annual interest rate is 12%. The note is secured by a Deed of Trust on land located in Mohave County, Arizona, which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on July 31, 2021.

The Company executed a note modification agreement on August 10, 2020 with Bullhead Care, LLC (a related party, see Note 6). This modification combined previous notes receivable and increased the aggregate total of the receivables to $1,750,000. The modified note has monthly interest only payments in the amount of $17,500 or more commencing on September 1, 2020. The annual interest rate is 12%. The note is secured by a Deed of Trust on land located in Mohave County, Arizona, which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on August 31, 2021.

F-15

KULA VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2020 and 2019

NOTE 8 – SUBSEQUENT EVENTS, CONTINUED

The Company executed a note modification agreement on September 10, 2020 with Bullhead Care, LLC (a related party, see Note 6). This modification combined previous notes receivable and increased the aggregate total of the receivables to $2,450,000. The modified note is payable in monthly interest only payments in the amount of $24,500 or more commencing on October 1, 2020. The annual interest rate is 12%. The borrower agreed to prepay interest through March 31, 2021 in the amount of $147,000 at funding. The note is secured by a Deed of Trust on land located in Mohave County, Arizona, which is owned by Bullhead Care, LLC. The principal balance and interest thereon are due in full on September 30, 2021.

During the period from June 2020 through September 2020, PLG earned no fees from loan origination, extension, underwriting and processing of loans.

F-16

Table of content

 Item 8. Exhibits

Exhibit Number	Description
3.1*	Articles of Organization
3.2*	Bylaws
11.1	Consent of Auditor

*Previously filed as exhibits to our Form 1-A on August 30, 2019

12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 29, 2020 KULA VENTURES LTD.

By:	/s/ Robert Rink
Robert Rink
Its:	President

By:	/s/ Tiger Mynarcik
Tiger Mynarcik
Its:	VP Operations

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 29, 2020

By:	/s/ Robert Rink
Robert Rink
Its:	Chief Financial Officer

13